UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005.

Commission File Number 001-14552

TOP IMAGE SYSTEMS LTD.

(Translation of registrant's name into English)

2 HABARZEL STREET, RAMAT HAHAYAL, ISRAEL 69710

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        The Registrant is filing herewith the Registrant’s most current proxy materials and the related notice to shareholders.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005	Top Image Systems Ltd. BY: /S/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

TOP IMAGE SYSTEMS LTD.

2 Habarzel Street
Ramat Hahayal, Tel-Aviv
Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

November 15, 2005

        Notice is hereby given that the Annual Meeting of the Shareholders of Top Image Systems Ltd. (the “Company”) will be held at the corporate offices of the Company at 2 Habarzel St., Ramat Hahayal, Tel Aviv, Israel on November 15, 2005 at 10 a.m. (local time) for the following purposes:

1.	To elect and appoint five directors for the coming year.

2.	To appoint Kost, Forer & Gabbay (a member of Ernst & Young Global) as the independent public accountants of the Company for the year ending December 31, 2005, and to authorize the Board of Directors of the Company to fix the remuneration of such auditors in accordance with the volume and nature of their services, subject to the Audit Committee’s approval.

3.	To review and ratify the Company’s consolidated Financial Statements for the year ended December 31, 2004.

4.	To approve the terms of compensation of the Company’s directors.

5.	To approve an amended version of a letter of indemnification to be granted to the directors and office holders of the Company.

        Shareholders of record at the close of business on September 16, 2005 will be entitled to notice of and to vote at the meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Izhak Nakar Acting Chairman of the Board of Directors

Date: September 6, 2005

PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

2 Habarzel Street
Ramat Hahayal, Tel-Aviv
Israel

ANNUAL MEETING OF SHAREHOLDERS

November 15, 2005

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Top Image Systems Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Meeting”) to be held on November 15, 2005, or at any adjourned date thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for directors set forth herein.

        The proxy solicited hereby may be revoked, at any time prior to its exercise, by means of a written notice delivered by the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy prior to the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about September 20th, 2005. Directors, officers and employees of the Company may also solicit proxies by telephone, telefax, telegraph, email and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on September 16th, 2005 are entitled to notice of, and to vote at, the Meeting. At that date, 8,777,366 Ordinary Shares were outstanding and entitled to vote (the “Outstanding Ordinary Shares”). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. The presence at the Meeting of two or more shareholders, personally or by proxy, who hold or have the right to vote 33% of the voting rights of the issued share capital shall constitute a quorum for the Meeting. The resolutions set forth in Sections 1, 2, 3 and 4 of the Agenda require a simple majority vote of all Ordinary Shares represented at the Meeting, in person or by proxy, and voting thereon.

PRINCIPAL SHAREHOLDERS

        The following table shows as of September 5, 2005 certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Class[2]

Charter TiS LLC ("Charter")	2,000,000		22.79%

Pandora Select Partners LP	949,367		10.44%

All executive officers and directors as a group (persons)	529,049	[1]	5.90%

(1)	Includes vested options to purchase an aggregate 189,875 Ordinary Shares held by officers and directors of the Company.

(2)	The percentage of class is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares and the number of shares that an individual has the right to acquire within 60 days.

PROPOSAL OF ELECTION OF DIRECTORS

        The Board of Directors of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

        In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose. Each of the nominees has advised the Company that he will serve as directors if elected.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years:

Nominee	Age	Principal Occupation

Izhak Nakar	53	Izhak Nakar founded the Company and served as Chief Executive Officer through December 31, 2001. Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale highly technical development projects. He received his B.Sc. in computer science in 1982, and an MBA in 1984. Mr. Nakar is a recipient of the "Israel Defense Award", bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Force. He also received the Israeli "Man of the Year Award" in Business and Management (`95-`96) in recognition of his business accomplishments and contributions to the growth and development of Israeli hi-tech companies.

William Landuyt	49	William Landuyt, has been a director of the Company since March 2, 2004. Mr. Landuyt has been a Senior Partner at Charterhouse Group, Inc. since February 2004. Mr Landuyt previously held the position of Principal at Charterhouse Group, Inc. since December 2003. He served as Chairman of the Board and Chief Executive Officer of Millennium Chemicals Inc. from its demerger from Hanson Plc ("Hanson") in October 1996 until July 2003. He had served as the President of that company from June 1997 until that date. Mr. Landuyt was Director, President and Chief Executive Officer of Hanson Industries (which managed the United States operations of Hanson until the demerger) from June 1995 until the demerger, a Director of Hanson from 1992 until September 29, 1996, Finance Director of Hanson from 1992 to May 1995, and Vice President and Chief Financial Officer of Hanson Industries from 1988 to 1992. He joined Hanson Industries in 1983. He was a director of Bethlehem Steel Corporation from April 1997 until October 2003.

Elie Housman	68	Elie Housman has served as a Director of the Company since 2000. He was a consultant to Charterhouse from 1988 through 2001. Presently Mr. Housman serves as chairman of InkSure inc. and as a director for ICTS and EVCI, all public companies traded in Nasdaq.

Dr. Ido Schechter	43	Dr. Ido Schechter has been the CEO of the Company since January 2002. From January 2001 until he became CEO, Dr. Schechter was Vice President of TiS' ASP2, an initiative of TiS to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that Dr. Schechter had been the Company's Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

Prof. Yehezkel Yeshurun	55	Professor Yehezkel Yeshurun has been a director of the Company since December 2004. He brings to the Company's Board of Directors over 25 years of technical and management experience. He is a faculty member in the School of Computer Science at Tel Aviv University, and his research areas are Computer Vision, Pattern Recognition and Computational Neuroscience. He authored more than 80 scientific publications and served on numerous international program committees. Professor Yeshurun has co-founded several technology companies including us and TapGuard (provider of QoS solutions over the internet, acquired by Elron Software (NASDAQ: ELRN)), and is the Chairman of the Board of ForeScout Technology (Internet Security startup). Among other positions, he served as the chairman of the Department of Computer Science at Tel Aviv University, chairman of the Israeli National Committee for IT, a member of the board of the Israeli chapter of W3C, a board member of the US-Israel Science and Technology Commission and a member of the board of governors of the International Association for Pattern Recognition. Professor Yeshurun holds a Ph.D. in Mathematics from Tel Aviv University and held visiting positions at New York University, McGill University and the University of Paris.

        The Board of Directors met 9 times during the fiscal year ended December 31, 2004. Each of the directors attended (in person or by proxy) no fewer than 75% of those meetings.

Remuneration of Officers and Directors

        For the year ended December 31, 2004, the compensation paid, and value of benefits in kind granted to Dr. Ido Schechter, our Chief Executive Officer, was $353,620, which was comprised of a base salary of $175,951, bonus of $114,168 and $63,501 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits. The compensation paid to all other persons, as a group, who were, at December 31, 2004, directors or members of our administrative, supervisory or management bodies during that time was $513,304. In addition, in 2004, members of that group, together with our Chief Executive Officer, were granted an aggregate of options to purchase 95,000 ordinary shares under our ESOP 2003 with an exercise price of $3.27 per share. The compensation paid to all persons other than Dr. Ido Schechter does not include (i) reimbursement of directors’ expenses, (ii) $ 197,628 which has been accrued to provide pension, retirement, severance, vacation or similar benefits, and allowance for automobiles made available to our officers, and other expenses (including business travel, and professional and business association dues and expenses) reimbursed to officers.

        RESOLVED, to elect Izhak Nakar, William Landuyt, Elie Housman, Dr. Ido Schechter and Professor Yehezkel Yeshurun as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

        The Board of Directors recommends that the shareholders vote “FOR” the election of Izhak Nakar, William Landuyt, Elie Housman, Dr. Ido Schechter and Professor Yehezkel Yeshurun as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

EXTERNAL DIRECTORS

Israeli law requires that the Company shall have two external directors in office at all times. An external director is appointed for a period of three years. At the Meeting held on December 18, 2003 two external directors, Mr. Zamir Bar-Zion and Mr. Victor Halpert were appointed for a three-year term, of which two years have expired as of the date of this Meeting, and their appointment shall thus continue for an additional period of one year, and until their respective successors are duly elected and shall qualify.

        The following table provides certain relevant information concerning the acting external directors, including their principal occupation during the past five years:

Nominee	Age	Principal Occupation

Victor Halpert	44	Victor Halpert served in various positions in the field of equity research and Israel technology analyst. From June 1999 through January 2003 Mr. Halpert served as director for Salomon, Smith and Barney in New York, NY. From January 1998 through May 1999 Mr. Halpert served as vice president (equity research, telecommunications and Israel technology analyst) for Robertson Stephens, New York, NY. From January 1995 through December 1997, Mr. Halpert served as vice president for Salomon Brothers Inc. New York, New York. From April 1993 through January 1995 Mr. Halpert served as senior equity research analyst for Israel Equity Research Management Ltd. in Chicago, Il. And from April 1990 to April 1993, Mr. Halpert served as a senior accountant for Arthur Andersen LLC. Chicago, IL.
Mr. Halpert has a bachelor's degree in Science in Accounting from State University of New York, College at New Patz, NY, a Master of Science in Accounting from the University of Illinois at Chicago, Graduate Business School and an M.B.A. from the University of Chicago Graduate Business School.
Since February 2004, Mr. Halpert is managing a hedge fund, Halpert Capital Fund, based in New York.

Zamir Bar-Zion	47	Zamir Bar-Zion served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001 and since represents Piper Jaffrey in Israel. From 1995 to 1998 Mr. Bar-Zion served as a private financial consultant. From 1990 through 1995 Mr. Bar-Zion served as a senior partner for Evergreen Canada-Israel Investments Ltd. From 1988 through 1990 Mr. Bar-Zion served as a manger at the foreign securities department at Bank Hapoalim, Israel and from 1983 through 1987 served as Arbitrage trader, CRB index (wall street).
Mr. Bar-Zion received B.Sc. In Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

PROPOSAL TO APPOINT THE
INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY

        The Board of Directors recommended and upon such recommendation, the shareholders in a resolution dated December 18, 2003, appointed the accounting firm of Kost, Forer & Gabbay (a member of Ernst & Young Global) as independent certified public accountants of the Company for the year ending December 31, 2004. The Board of Directors believes that the selection of Kost, Forer & Gabbay as independent accountants is appropriate and in the best interests of the Company and its shareholders. Kost, Forer & Gabbay has audited the Company’s books and accounts and performed other accounting services for the Company since 2003. Kost, Forer & Gabbay performed the Company’s annual audit for the fiscal year ended December 31, 2003.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to appoint Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2005, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The Board of Directors recommends that the shareholders vote “FOR” the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2005.

PROPOSAL TO RATIFY THE COMPANY’S CONSOLIDATED FINANCIAL
STATEMENTS FOR THE YEAR ENDED DECMEBER 31, 2004

        A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2004 is attached hereto. The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED that the consolidated financial statements for the year ended December 31, 2004 be ratified.

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of the Company’s consolidated financial statements.

PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF THE DIRECTORS
OF THE COMPANY FOR THE FINANCIAL YEAR 2005

        Pursuant to Israeli law, the terms of compensation of members of the Board of Directors requires approval of the Audit Committee, the Board of Directors and Shareholders of the Company. Accordingly, the Audit Committee and the Board of Directors have resolved and recommend the following:

1.	Assuming that they are elected to serve as directors at the Meeting, both William Landuyt and Dr. Ido Schechter have waived their right to receive compensation for their service as Board members, though Dr. Schechter shall continue to receive payments in his capacity of CEO of the Company. William Landuyt shall only receive reimbursement for expenses related to his service.

2.	Each member of the Audit Committee (currently Mr. Elie Housman and the external directors) shall receive compensation for his service as a member of the Board of Directors and Audit Committee of the Company, an annual payment in the amount of NIS 15,750 NIS (approx. US$3,500) per annum. In addition, each of the directors shall receive an amount of NIS 3,000 (approximately US$670) for each Board and/or Audit committee meeting attended.

3.	Mr. Izhak Nakar and Yehezkel Yeshurun shall receive compensation for their service as member of the Board of Directors, in the amount of NIS 19,841 (approximately US$4,400) per year and NIS 993 NIS (approximately US$220) for each Board and/or committee meeting attended.

4.	In addition to the above, in previous shareholders meetings, the shareholders approved a compensation arrangement with Mr. Nakar in relation to a large-scale business transaction in Japan. In accordance with such resolutions, which also received the approval of the Board of Directors and of the Audit Committee of the Company, Mr. Nakar received certain payments following the closing of the transaction and discussions were to be conducted at the conclusion of 6 months from the commencement of the Company’s new operations in Japan regarding the possibility of the Company paying Mr. Nakar additional compensation having regard to the development of the said operations. Such discussions have now been completed and the Board of Directors has ratified the recommendations of the Compensation Committee and Audit Committee to grant Mr. Nakar additional compensation for his continuing efforts in Japan as follows:

a.	Mr. Nakar will be appointed advisor to the CEO of TIS.

b.	The Company shall continue to pay Nakar an amount of US$1,000 per day, for his ongoing services to the Company;

c.	Mr. Nakar will receive options to purchase 45,000 ordinary shares of the Company (nominal value NIS 0.04), pursuant to the Company’s approved option plan. The options shall vest over a 2 year period commencing 1.1.05.

5.	Dr. Ido Schechter is serving as Chief Executive Officer of the Company. In previous years, the Board of Directors exercised its discretion and approved payment certain bonuses to Dr. Schechter based on his achievements in the management of the Company. As Dr. Schechter is now serving as a director, Israeli law requires such additional compensation to be approved by the Audit Committee, the Board of Directors and the Meeting. Subject to approval by the general meeting, the Board of Directors has approved the following additional compensation for Dr. Schechter for 2005:

a.	Dr. Schechter will be issued 67,500 additional options (“New Options”) in the Company to bring his total number of options to 200,000. The New Options to be issued shall vest in equal parts over a period of two years, commencing on January 1st 2005.
b.	Dr. Schechter will be entitled to an annual bonus for 2005 in an amount of $45,000. Fifty percent of such amount will be payable at the discretion of the Board of Directors after considering the recommendation of the Compensation Committee, based on its review of Dr. Schechter’s performance for 2005. Fifty percent of such amount will be payable in the event of the Company achieving the operating profit targeted for the year 2005 according to the budget approved by the Board of Directors (“Approved Budget”) based on the annual audited financial statements of the Company for 2005 (“Financial Statements”), subject to adjustments for non-recurring or unusual items as recommended by the Compensation Committee and approved by the Board (“Approved Operating Profit”).
c.	In the event of the Company achieving the Approved Operating Profit targeted for the first two quarters in accordance with the Approved Budget, Dr. Schechter will be entitled to an advance payment on account of the said bonus, in an amount of $11,250 payable on August 29, 2005.
d.	To remove doubt, if an advance payment was made and the Company failed to achieve the operating profit targeted for the year 2005, the advance shall be deducted from Dr. Schechter’s salary.
e.	Additionally, in the event of the Company exceeding the level of Approved Operating Profit in accordance with the Approved Budget, Dr. Schechter shall be entitled to an additional 10,000 options for each 10% or proportion thereof by which the Company exceeded the Approved Budget in 2005. Such options shall vest on the same vesting terms as the New Options.

        RESOLVED, to approve the terms of compensation of the directors of the Company as proposed above.

        The Board of Directors of the Company expresses no recommendation as to the vote on the above resolution.

PROPOSAL TO APPROVE THE PROVISION OF AN AMENDED LETTER OF
INDEMNIFICATION TO THE DIRECTORS AND OFFICERS OF THE COMPANY

        Due to the Company’s interest in retaining and attracting as directors and officers the most capable persons available and with the need to provide such persons with adequate protection through, inter alia, indemnification in connection with their service and in light of the increased liability imposed on such directors and officers due to amendments and changes in the law, the annual general meeting of the Company in 2003 approved the issuance to each director and officer of the Company of a letter of indemnification in a form approved by the said meeting. Subsequent amendments to the law have caused the Company to review the letters of indemnification approved by the 2003 meeting. The Audit Committee and Board of Directors have come to the conclusion that it is prudent and in the best interests of the Company to amend the approved letters of indemnification and issue such letters in an amended version to the directors and officers of the Company.

        Pursuant to the Law, the terms of indemnification to members of the Board of Directors require approval of the Audit Committee, the Board of Directors and Shareholders of the Company. Accordingly, the Audit Committee and the Board of Directors have reviewed the previously approved letters of indemnification, considered the various circumstances in which indemnification may be legally and appropriately warranted and, thereafter, resolved and recommend the following:

        The Company shall grant each of its officers and directors an undertaking for indemnification with regard to expenses and damages incurred due to their service, in the form and according to the terms and conditions detailed in the letter of indemnification attached hereto.

        RESOLVED, each of the officers and directors of the Company shall receive an undertaking for indemnification in the form of the letter of indemnification attached herein.

        The Board of Directors recommends that the shareholders vote “FOR” the granting of a letter of indemnification to each of the Company’s directors and officers.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their Proxies promptly in order, among other things, to insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors Izhak Nakar Acting Chairman of the Board of Directors

Tel Aviv, Israel

Date: September 6, 2005

To:	Date: __________

__________

Dear ________,

SUBJECT: INDEMNIFICATION
Top Image Systems Ltd. (the “Company”) has decided that it is in its best interests to retain and attract as directors and officers the most capable persons available, and such persons are becoming more reluctant to serve companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are a director and/or an officer of the Company serving as an “office holder” as such term is defined in the Israeli Companies Law, 1999 (“Office Holder”) and in order to enhance your continued service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

The audit committee of the Company (the “Audit Committee”) board of directors of the Company (the “Board”) and the shareholders of the Company (the “Shareholders”) have resolved that the Company shall indemnify you as detailed below.

NOW, THEREFORE, in consideration of you continuing to serve the Company, the Company hereby undertakes to indemnify you as follows:

1.	Indemnification. The Company hereby undertakes to indemnify you, to the maximum extent permitted by applicable law and the Company’s Articles of Association, for all liabilities, losses, damages, costs and expenses (all referred to as “Damages”) incurred by or asserted against you relating to one or more of the events set out in Annex A to this letter (hereinafter: “IndemnifiableEvents”), up to the amount determined in Section 5 below, and provided that the Damages result from one of the following:

1.1.	any financial obligation imposed on you in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by a court, or to the extent permitted by law and subject to approval by the necessary organs of the company a settlement approval by the Company with regard to a claim against you, in respect of any act or omission (“Action”) taken by you in your capacity as a director, officer, and/or employee of the Company; and,

1.2.	all reasonable litigation expenses, including attorney’s fees, expended by you or charged to you by a court in a proceeding or investigation instituted against you by an authority authorized to conduct an investigation or proceeding, which concluded without criminal charges being filed or without a fine being imposed in lieu of criminal prosecution, or which concluded without charges being filed but with a fine imposed regarding a crime which does not require proof of criminal intent, all in respect of actions taken by you in your capacity as a director, officer, and/or employee of the Company.

The above indemnification will also apply to any action (or omission) taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company’s holdings in such company (“Affiliate”).

2.	Without derogating from the aforesaid, the said indemnity shall not apply with respect to:

2.1.	Breach of your fiduciary duty to the Company except where you acted in good faith and with a reasonable basis to assume that the action in question would not harm the interests of the Company;

2.2.	Breach of your duty of care that is either intentional or reckless but excluding a breach of your duty of care that was committed negligently;

2.3.	An action (or omission) taken (or not taken) by you with the intent of unlawfully realizing personal gain;

2.4.	A fine or penalty imposed upon you;

2.5.	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

2.6.	Any other action and/or circumstances for which the law does not allow indemnification.

3.	The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtness”), and with respect to items referred to in paragraph 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty (other than with respect to criminal proceedings regarding a crime which does not require mens rea). Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.	The Company will indemnify you even if at the relevant Time of Indebtness you no longer hold the position leading to the liability for which indemnification is sought hereunder, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.	The total amount of indemnification that the Company undertakes towards you for the matters and in the circumstances described herein, in the aggregate, shall not exceed an amount equal to five million US Dollars (US$5,000,000).

In the event that the Company is required to extend indemnification to any of its Office Holders, the Maximum Amount (or the balance thereof, if already partly disbursed) shall be divided among the Office Holders entitled to indemnification, pro rata, in accordance with the Damages incurred by each Office Holder and indemnifiable hereunder and the total amount of Damages incurred by all Office Holders and indemnifiable hereunder, all with respect to the same Indemnifiable Event(s).

6.	The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other that for amounts, which are in excess of the amounts actually paid by you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies) to which you are entitled to indemnification hereunder.

7.	Subject to the provisions of paragraphs 5 and 6 above, the indemnification will, in each case, cover all sums of money (100%) that you will be obligated to pay, in circumstances for which indemnification is permitted under the law and the Articles of Association and which is covered by this undertaking.

8.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.	In all Indemnification Events indemnification will be subject to the following:

9.1.	You shall promptly notify the Company of any legal proceedings initiated against you and of all possible and/or threatened and/or circumstances that you suspect give rise to the initiation of legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings. Failure to timely notify the Company of any proceedings shall not relieve the Company of its indemnification obligations except to the extent the Company or its ability to defend the action or mitigate the liabilities related thereto are affected by such delay.

9.2.	Other that with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, as it shall see fit, including by way of compromise. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or its attorney as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, or to settle any claim that contains any admission on your behalf or does not contain an unconditional release of all claims against you without your consent, which consent cannot be unreasonably withheld. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

9.3.	You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4.	If, in accordance with paragraph 9.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree, unless, in the reasonable judgment of counsel for the Company, an actual or potential conflict of interests exists in the representation by a single counsel of you and the Company, in which case, the indemnification provided for hereunder shall cover the reasonable fees and expenses of a single counsel (in addition to the counsel for the Company) reasonably acceptable to the Company.

9.5.	The Company will have no liability or obligation pursuant to this Letter of Indemnification or above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement. The Company’s consent to any compromise or settlement shall not be unreasonably withheld.

9.6.	That, if required by law, the Company’s authorized organs will consider a specific request for indemnification and the amount thereof and will determine if the event entitles you for indemnification and the amount thereof in accordance with the requirements of the law.

10.	This letter is issued after receipt by the Company of all required approvals under the law and the Articles of Association of the Company. Should any additional approval be required, the Company will exert its best effort to obtain such approval.

11.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above. The aforesaid shall however not be construed as an obligation of the Company to indemnify you after the fact.

12.	If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

13.	This Letter of Indemnification and the agreement herein shall be governed by, and construed and enforced in accordance with the laws of the State of Israel, unless in contradiction with the Company’s undertakings according to any other law including the Securities law of the United States of America.

____________________________ Top Image Systems Ltd. By: _________________________

Signature: ________________

Recipient's Name: _________________

Position:_________________________

Annex A

Subject to applicable law, following is a list of acts and omissions, which the Company has deemed to be foreseen liabilities for the purposes of the Letter of Indemnification:

1.	Participation and/or non participation at the Company’s and subsidiaries’ board meetings and at the meetings of any of the committees of the Board of the Company or any subsidiary, including bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board or committees meetings.

2.	The Company’s interaction with the tax authorities, the Company’s and the subsidiaries’ shareholders, employees, creditors and other third parties, including, but not limited to:

2.1.	failure to remit tax withheld in connection with the Company’s and its subsidiaries’ employees’ compensation and benefits.

2.2.	failure to remit to third parties any amount deducted from the payments due to the Company’s employees.

2.3.	failure to pay royalties due to third parties in compliance with the agreement(s) entered into between the Company and such third parties.

2.4.	failure to pay monetary liabilities to third parties relating to loans received by the Company.

3.	Breach or infringement of intellectual property rights, including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas.

4.	Actions taken in connection with the Intellectual Property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.	Actions in connection with the conduct of clinical trials and/or testing of products and/or in connection with the sale, license or use of such products.

6.	Actions relating to an offer or issuance of securities of the Company or of an affiliated company to the public by prospectus or privately by private placement (as applicable), in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

7.	Actions and/or reports required by law, regulations or exchange rule, due to the public sale of the Company’s shares or its quotation on the NASDAQ SmallCap market.

8.	Resolutions and/or actions and/or reports made in the ordinary course of business and relating to the management of the Company’s business and/or the business of an affiliated company.

9.	Resolutions and/or actions relating to environmental and public health matters of the Company and/or of an affiliated company.

10.	Resolutions and/or actions relating to patents, trademarks, copyrights and other intellectual property and/or in regard to the violation of the same.

11.	Acts or omissions not covered by product liability insurance.

12.	Acts or omissions in connection with the review of financial statements and accounting policies.

13.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

14.	Resolutions and/or actions relating to employment matters of the Company and/or of an affiliated company, including but not limited to any claim related to the approval of compensation to any officer and/or director of the Company.

15.	Resolutions and/or actions relating to transactions of the Company and/or of an affiliated company with others including inter-company transactions, and clients, contractors, suppliers etc.

16.	Resolutions and/or actions relating to the distribution of dividends and/or repurchase of shares or returns of capital or loans of the Company and/or of an affiliated company.

17.	Resolutions and/or actions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of the Company and/or of an affiliated company.

18.	Resolutions and/or actions relating to a merger of the company and/or of an affiliated company, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, liquidation, winding up or sale of all or part of the business, operations or shares the Company.

19.	Resolutions and/or actions relating to the approval of transactions with officers and/or shareholders of the Company and/or of an affiliated company.

20.	Acts or omissions in connection with bodily injury or property damage attributed to the Company and/or to the Office Holder operating on the Company’s behalf.

21.	Act or omission resulting in the failure to maintain appropriate insurance and/or inadequate safety measures.